UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2007

Commission File Number: 001-31221

Total number of pages: 7

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release, dated February 28, 2007, regarding the reorganization of NTT DoCoMo, Inc.’s subsidiary inter-touch Group.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: February 28, 2007	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

NTT DoCoMo, Inc.

Sanno Park Tower

2-11-1 Nagata-cho

Chiyoda-ku, Tokyo

100-6150, Japan

For Immediate Release

NTT DoCoMo to Reorganize its Subsidiary inter-touch Group

TOKYO, JAPAN, February 28, 2007 — NTT DoCoMo, Inc. announced today that it will consolidate the organizational structure of a subsidiary group and make INTER-TOUCH PTE LTD, inter-touch group’s current internet service provider in Singapore, a wholly owned subsidiary.

The reorganization will see the dissolution of three companies. One of the three companies to be dissolved is inter-touch (BVI) Limited, a wholly owned subsidiary of DoCoMo that functions as a holding company for providers of high-speed wired/wireless broadband connections and applications for business travelers in about 350 hotels in approximately 40 countries. The other two companies, also holding companies, are INTER-TOUCH (MIDDLE EAST) LIMITED and inter-touch Holdings (Singapore) Pte Ltd, both of which are wholly owned subsidiaries of inter-touch (BVI) Limited.

The plan, made in response to inter-touch group’s rapid business growth, will streamline the inter-touch group’s organizational structure and enhance operational efficiency. Customers of the inter-touch group will continue to receive high-quality internet access services at hotels worldwide via INTER-TOUCH PTE LTD.

inter-touch (BVI) Limited

Pasea Estate, Road Town, Tortola, British Virgin Islands

Representative: Charles George St John Reed

Business: Holding company of inter-touch group

Established: February 2001

Capital: US$48,860,567 as of December 31, 2006

Shares issued: 2,507,855 shares as of December 31, 2006

Fiscal year-end: December 31

Group employees: None as of December 31, 2006

Major business partner: None

Shareholder: NTT DoCoMo (100%)

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INTER-TOUCH (MIDDLE EAST) LIMITED

Ansbacher House 2nd Fl., East & Shirley Streets North, P.O. Box N-9934, Nassau, Bahamas

Representative: Koichi Takahara

Business: Holding company of inter-touch operating companies

Established: December 2004

Capital: US$50,000 as of December 31, 2006

Shares issued: 50,000 shares as of December 31, 2006

Fiscal year-end: December 31

Group employees: None as of December 31, 2006

Major business partner: None

Shareholder: inter-touch (BVI) Limited (100%)

inter-touch Holdings (Singapore) Pte Ltd

79 Anson Road, #10-03, Singapore, 079906

Representative: Koichi Takahara

Business: Holding company of inter-touch operating companies

Established: April 2001

Capital: 100 Singapore dollars as of December 31, 2006

Shares issued: 100 shares as of December 31, 2006

Fiscal year-end: December 31

Group employees: None as of December 31, 2006

Major business partner: None

Shareholder: inter-touch (BVI) Limited (100%)

Schedule

The dissolution of the holding companies and transformation of INTER-TOUCH PTE LTD into a wholly owned subsidiary are expected to be completed by December 2007.

Impact on DoCoMo’s Operating Results

Since the dissolution of the holding companies will be under the structural changes to be undertaken within inter-touch group, there will be no significant impact on DoCoMo’s forecast for consolidated and non-consolidated operating results for the fiscal year ending March 31, 2007.

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For further information, please contact:

Masanori Goto or Eijun Tanaka

International PR

Public Relations Department

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/contact

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company. DoCoMo serves more than 52 million customers, including 32 million people subscribing to FOMA™, launched as the world’s first 3G mobile service based on W-CDMA in 2001. DoCoMo also offers a wide variety of leading-edge mobile multimedia services, including i-mode™, the world’s most popular mobile e-mail/Internet service, used by more than 47 million people. With the addition of credit-card and other e-wallet functions, DoCoMo mobile phones have become highly versatile tools for daily life. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

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Attachment

Current Structure

Post Reorganization

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